May 15, 2012

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Andrew D. Mew, Scott Stringer and Robert Babula

Re:	Consolidated Edison, Inc.
Consolidated Edison Company of New York, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 21, 2012
File Nos. 001-14514 and 001-01217

Gentlemen:

On May 3, 2012, we received a letter from the Commission’s Division of Corporation Finance containing comments on the above-referenced filing. Our responses are provided below following the Division’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Financial Statements, page 94

Note H – Other Material Contingencies, page 125

1.	Comment: We refer you to the lawsuit related to the Manhattan Steam Main Rupture. We are uncertain why you have not accrued a liability related to the suits in this matter considering the length of time since the original incident. In this regard, you state, “[t]he company has notified its insurers of the incident and believes that the policies in force at the time of the incident will cover most of the company’s costs, which the company is unable to estimate, but which could be substantial, to satisfy its liability to others in connection with the incident.” If you believe your insurance policies will cover the costs, then explain to us in detail why you are unable to estimate a liability related to these suits. Lastly, tell us if a receivable has been accrued related to the expected insurance recoveries.

Response: Consolidated Edison Company of New York, Inc. has neither accrued a liability related to these suits nor accrued a receivable related to the expected insurance recoveries of its liability related to the suits. Notwithstanding the length of time since the original incident, the company remains unable to reasonably estimate its liability related to the suits. Discovery is ongoing and trial has not yet been scheduled for any of the suits. In addition, there has been no determination as to the relative responsibility for the incident of the company and certain other parties: New York City, which operated sewer facilities in proximity to the company’s steam main, and a contractor that performed work on company steam mains prior to the incident. During 2012, the company’s law firm, New York City and the contractor each retained the same consultant to evaluate the property damage and business interruption claims included in the suits. The consultant’s evaluation is ongoing.

Although unable to reasonably estimate its liability related to the suits, the company is able to determine broadly that its insurance policies will cover its costs to satisfy its liability to others in connection with the incident. The company has operated energy facilities in New York City for many years and maintains what it believes to be a prudent amount of insurance coverage to address its potential liability to others for damages arising out of the failure of its facilities. Based on its experience and the information available to the company about the incident and the suits, the company has no reason to believe that its liability to others in connection with the incident will approach the available insurance policy limits.

The company has not accrued a receivable related to the expected insurance recoveries of its liability related to the suits. The company has accrued a receivable relating to previously expensed defense costs that the company is recovering under its insurance policies ($6.3 million at December 31, 2011).

2.	Comment: Refer to the disclosure related to the investigation of the vendor payments where you state, “[b]ecause the company’s investigations are ongoing, the company is unable to predict the impact of any of the employees’ unlawful conduct on the company’s internal controls, business, results of operations or financial position.” Please note that when a loss contingency exists, FASB ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. In light of the existence of a loss contingency, please tell us what consideration you gave to making an assessment as to where the loss falls within the range of likelihood. Alternatively, please make the required assessment for your current loss contingency, describe to us the basis for your conclusion, and provide us with any proposed revised disclosures related to this matter.

Response: FASB ASC 450-20-25-1 provides: “When a loss contingency exists, the likelihood that the future event or events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. As indicated in the definition of contingency, the term loss is used for convenience to include many charges against income that are commonly referred to as expenses and others that are commonly referred to as losses. The Contingencies Topic uses the terms probable, reasonably possible, and remote to identify three areas within that range.”

The company confirms that it has assessed the likelihood of loss of this loss contingency. FASB ASC 450-20-55-13 provides: “The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss may be appropriate. The degree of probability of an unfavorable outcome must be assessed. The condition in paragraph 450-20-25-2(a) would be met if an unfavorable outcome is determined to be probable. Accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated.”

The company has assessed the likelihood of loss of this loss contingency to be reasonably possible but not probable, and has disclosed the loss contingency in the notes to its financial statements. The company assessed the likelihood of loss based upon information from investigations by the company and governmental authorities of the arrested former vendors and employees and information made available in the related ongoing New York State Public Service Commission (NYSPSC) proceeding.

Certifications – Exhibits 31.1.1 – 31.2.2

3.	Comment: When identifying the individual at the beginning of the certification the title of the certifying officer is not required. The certification should be as exactly set forth in Item 601(31) of Regulation S-K. In future filings please remove the titles from your certifications.

Response: The company removed the title of the certifying officer when identifying the individual at the beginning of the certifications for its first quarter 2012 Form 10-Q. In future filings, the company will not include the title of the certifying officer when identifying the individual at the beginning of the certifications.

Consolidated Edison, Inc. and Consolidated Edison Company of New York, Inc. each acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt consideration of our responses will be appreciated.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com; telecopy: 212-677-0601) or Robert Muccilo, Vice President and Controller at 212-460-4202 (muccilor@coned.com).

Very truly yours,

/s/ Robert Hoglund
Robert Hoglund
Senior Vice President and Chief Financial Officer

Cc: David Schroeder, PricewaterhouseCoopers LLP

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